Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of the capital stock of Performance Food Group Company (the “Company”).  This description is not complete and is qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”), copies of which are filed as exhibits to the Company’s Annual Report on Form 10-K.

The Company’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, (“Common Stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Unless the Company’s Board of Directors (the “Board of Directors”) determines otherwise, the Company will issue all shares of its capital stock in uncertificated form.

Common Stock

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of Common Stock do not have cumulative voting rights in the election of directors. Upon the Company’s liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of Common Stock will be entitled to receive pro rata the Company’s remaining assets available for distribution. Holders of Common Stock do not have preemptive, subscription, redemption, or conversion rights. The Common Stock is not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of the Company’s outstanding Common Stock are fully paid and non-assessable. The rights, powers, preferences, and privileges of holders of Common Stock are subject to those of the holders of any shares of Preferred Stock that the Company may authorize and issue in the future.

Preferred Stock

The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock (including convertible preferred stock). The authorized shares of Preferred Stock are available for issuance generally without further action by the Company’s stockholders. The Board of Directors may determine, with respect to any series of Preferred Stock, the powers, including preferences and relative participations, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of that series, including:

•	the designation of the series;

•

the number of shares of the series, which the Board of Directors may, except where otherwise provided in the Preferred Stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

The Company could issue a series of Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of Common Stock might believe to be in their best interests or in which the holders of Common Stock might receive a premium for shares of Common Stock over the market price of the Common Stock. Additionally, the issuance of Preferred Stock may adversely affect the rights of holders of Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Common Stock.

Dividends

Delaware law permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of the Board of Directors. The time and amount of dividends will depend upon the Company’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in the Company’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders, and any other factors the Board of Directors may consider relevant.

The Company has no current plans to pay dividends on the Common Stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, cash requirements, financial condition, contractual restrictions, and other factors that the Board of Directors may deem relevant. Because the Company is a holding company and has no direct operations, the Company will only be able to pay dividends from funds it receives from its subsidiaries. In addition, the Company’s ability to pay dividends will be limited by covenants in the Company’s existing indebtedness and may be limited by the agreements governing other indebtedness that the Company or its subsidiaries incur in the future.

Annual Stockholder Meetings

The Bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by the Board of Directors. To the extent permitted under applicable law, the Company may conduct stockholder meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Certificate of Incorporation and the Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, the Bylaws, and Delaware law contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control, and enhance the ability of the Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company.

However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (“NYSE”), which would apply if and so long as the Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

The Board of Directors may generally issue shares of Preferred Stock on terms calculated to discourage, delay, or prevent a change of control of the Company or the removal of the Company’s management. Moreover, authorized but unissued shares of Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions, and employee benefit plans.

One of the effects of the existence of unissued and unreserved Common Stock or Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult, or discourage, an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company’s management and possibly deprive the Company’s stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Classified Board of Directors

The Certificate of Incorporation provides that, prior to the Company’s 2019 annual meeting of stockholders, the members of the Board of Directors shall be divided into three classes of directors. At the Company’s 2019 annual meeting of stockholders and thereafter, each director who is up for election will be elected to serve for a term of one year and will hold office until the annual meeting at which his or her term expires and until his or her successor is elected or qualified. Commencing at the Company’s 2021 annual meeting of stockholders and thereafter, the Board of Directors will no longer be classified. The classification of directors until the 2021 annual meeting of stockholders will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. The Certificate of Incorporation and the Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

The Company has opted out of Section 203 of the DGCL, which governs business combinations with interested stockholders; however, the Certificate of Incorporation contains similar provisions providing that the Company may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by the Board of Directors and by the affirmative vote of holders of at least 66 2⁄3% of the Company’s outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Company’s outstanding voting stock. For purposes of this section only, “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of Directors; Vacancies

Until the completion of the Company’s 2021 annual meeting of stockholders, after which the directors will not be divided into separate classes and all directors will be elected to serve for a term of one year, directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only by a vote of the holders of at least a majority in voting power of all the then-outstanding shares of the Company’s stock entitled to vote, voting together as a single class. Following the completion of the Company’s 2021 annual meeting of stockholders, when directors will not be divided into separate classes and all directors will be elected to serve for a term of one year, directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of the Company’s stock entitled to vote, voting as a single class.

In addition, the Certificate of Incorporation also provides that, subject to the rights granted to one or more series of Preferred Stock then outstanding, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancies on the Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a corporation’s certificate of incorporation specifically authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of the Company’s stock entitled to vote generally in the election of directors will be able to elect all the Company’s directors.

Special Stockholder Meetings

The Certificate of Incorporation provides that special meetings of the Company’s stockholders may be called at any time by or at the direction of the Board of Directors or the chair of the Board of Directors, or by the stockholders as may be permitted by the Bylaws. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be delivered to the Secretary of the Company at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

The Certificate of Incorporation precludes stockholder action by written consent; provided however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more series, may be taken by written consent.

Amendments to Governing Documents

The Certificate of Incorporation and the Bylaws provide that the Board of Directors is expressly authorized to make, repeal, alter, amend or rescind, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Pursuant to the Certificate of Incorporation, any amendment, alteration, rescission, or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least a majority in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class.

The Certificate of Incorporation provides generally that the Certificate of Incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least a majority in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class.

The combination of the classification of the Board of Directors until the 2021 annual meeting of stockholders and the lack of cumulative voting will make it more difficult for the Company’s existing stockholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Because the Board of Directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company’s management or the Company, such as a merger, reorganization, or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or stockholder of the Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director, officer, or stockholder of the Company arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, or (iv) action asserting a claim against the Company or any director, officer, or stockholder of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Listing

The Common Stock is listed on the NYSE under the symbol “PFGC.”